Exhibit 99.47

NATIONAL INSTRUMENT FORM 51-102F3

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Burcon NutraScience Corporation (“Burcon”) 1946 West Broadway Vancouver, British Columbia V6J 1Z2 Phone: (604) 733-0896

Item 2.	Date of Material Change

March 4, 2011

Item 3.	Press Release

March 4, 2011

The press release was disseminated through Canada Newswire Limited, Canada Stockwatch and Market News. It was also filed with the regulatory authorities via SEDAR.

Item 4.	Summary of Material Change

On March 4, 2011 Burcon announced that it had entered into a license and production agreement dated March 4, 2011 made among Burcon, Burcon’s wholly-owned subsidiary, Burcon NutraScience (MB) Corp. and Archer Daniels Midland Company (“ADM”).

Item 5.	Full Description of Material Change

On March 4, 2011 (the “Effective Date”), Burcon announced that it had entered into a license and production agreement (the “License Agreement”) dated March

4, 2011 made among Burcon, Burcon’s wholly-owned subsidiary, Burcon NutraScience (MB) Corp. and Archer Daniels Midland Company (“ADM”). Pursuant to the License Agreement, Burcon has granted to ADM an exclusive, royalty-bearing, worldwide license (the “License”) to use and exploit Burcon’s soy protein technology solely to make, have made, use, market and sell soy protein products that use, incorporate or are derived from any Burcon technology (the “Products”). ADM has agreed to use reasonable commercial efforts to design, build and commission an initial production facility within a specified amount of time after it receives permit approval from the US Environmental Protection Agency (“EPA Approval Date”) to manufacture the Products (the “Semi-works Production Facility”). ADM will also, within a time specified under the License Agreement, provide written notice (the “Notice”) to Burcon to advise whether it will or will not increase its annual production capacity of the Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The License Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

In consideration of the License, ADM will pay to Burcon running royalties based on the net revenue (as defined in the License Agreement) in relation to the sale of the Products which fall within the scope of the Burcon Technology. ADM will pay quarterly royalties to Burcon from the EPA Approval Date until the first bona fide arms’ length sale of Products manufactured in the Semi-works Production Facility. Once such sale in the Semi-works Production Facility occurs, ADM will pay to Burcon royalties based on a percentage of net revenue from the sale of Products. If ADM expands production to Full Commercial Production the royalty rate will be reduced to a lower percentage rate. The royalty rate will be further reduced if ADM expands production and sale into certain geographic regions or if ADM achieves a pre-defined further expanded level of production capacity. The royalty rate may also be reduced if the exclusive license is converted to a non-exclusive license or if certain Burcon patents do not grant within a specified time.

If the exclusive license is converted to a non-exclusive license, Burcon will be entitled to make, have made, use, market and sell Products on a non-exclusive basis and to grant any such rights to any other person. ADM will grant to Burcon an irrevocable, non-exclusive, royalty bearing license, with a right to sublicense, to use ADM Improvements (as defined in the License Agreement) to make, have made, use, market or sell the Products worldwide. If the license is converted to a non-exclusive license and Burcon chooses to use ADM improvements, the aggregate royalties payable by Burcon to ADM in any year will not exceed the aggregate royalties payable by ADM to Burcon in the same year.

Under the License Agreement, Burcon will be responsible for filing, prosecution and maintenance of Burcon patent rights in certain countries. Burcon will also be responsible for defending any action in which the validity of any Burcon patent right is raised in any jurisdiction.

Royalties payable under the License will terminate on the later of the date of expiry of the last to expire of the Burcon Patent Rights and twenty years from the Effective Date.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Johann F. Tergesen
1946 West Broadway
Vancouver, B.C. V6J 1Z2
Telephone: (604) 733-0896

Item 9.	Date of Report

March 14, 2011